SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 6 2002
WASH, D.C.
154
SECTION

FORM 11-K

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the Fiscal Year Ended December 31, 2001


02048920

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________________________

Commission File Number: **0-8640**

A) SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the plan)

B) SYNCOR INTERNATIONAL CORPORATION
(Name of issuer of the securities held pursuant to the plan)

6464 CANOGA AVENUE, WOODLAND HILLS, CALIFORNIA 91367
(Address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Date: July 15, 2002

Edwin A. Burgos
Secretary, Administrative Committee
SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

35477-1

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Table of Contents

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of net assets available for benefits as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of changes in net assets available for benefits for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

4. In lieu of the requirements of items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.



SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Index to Financial Statements and Schedule

All other schedules have been omitted as they are not required by ERISA or by the Department of Labor regulations.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Plan Committee
Syncor International Corporation:

We have audited the accompanying statements of net assets available for benefits of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
July 11, 2002



SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001			2000		
Assets	**Allocated**	**Unallocated**	**Total**	**Allocated**	**Unallocated**	**Total**
Investments, at fair value:						
Cash and cash equivalents	$ 8	—	8	124	—	124
Mutual funds	33,824,849	—	33,824,849	32,480,627	—	32,480,627
Syncor International Corporation common stock	86,912,019	—	86,912,019	93,800,413	20,047,024	113,847,437
Participant loans	2,051,997	—	2,051,997	2,011,971	—	2,011,971
Total investments	122,788,873	—	122,788,873	128,293,135	20,047,024	148,340,159
Receivables:						
Participant contributions receivable	—	—	—	2,719	—	2,719
Total receivables	—	—	—	2,719	—	2,719
Total assets	122,788,873	—	122,788,873	128,295,854	20,047,024	148,342,878
Liabilities						
Note payable	—	—	—	—	1,685,249	1,685,249
Total liabilities	—	—	—	—	1,685,249	1,685,249
Net assets available for benefits	$ 122,788,873	—	122,788,873	128,295,854	18,361,775	146,657,629

See accompanying notes to financial statements.

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001			2000		
	Allocated	**Unallocated**	**Total**	**Allocated**	**Unallocated**	**Total**
Additions to net assets attributed to:						
Investment (loss) income:						
Net (depreciation) appreciation in fair value of investments	$ (18,670,449)	(6,984,818)	(25,655,267)	47,293,528	13,200,273	60,493,801
Dividend income	945,052	—	945,052	8,288,694	—	8,288,694
Interest income	192,370	—	192,370	168,853	—	168,853
Total investment (loss) income	(17,533,027)	(6,984,818)	(24,517,845)	55,751,075	13,200,273	68,951,348
Contributions:						
Employer	—	2,716,713	2,716,713	—	1,896,261	1,896,261
Participants	4,018,818	—	4,018,818	6,321,731	—	6,321,731
Total contributions	4,018,818	2,716,713	6,735,531	6,321,731	1,896,261	8,217,992
Allocation of 447,119 and 143,197 shares of Syncor International Corporation common stock, at market	14,030,891	—	14,030,891	4,940,287	—	4,940,287
Total additions	516,682	(4,268,105)	(3,751,423)	67,013,093	15,096,534	82,109,627
Deductions from net assets attributed to:						
Benefits paid to participants	6,023,663	—	6,023,663	7,087,118	—	7,087,118
Interest expense	—	62,779	62,779	—	211,011	211,011
Allocation of 447,119 and 143,197 shares of Syncor International Corporation common stock, at market	—	14,030,891	14,030,891	—	4,940,287	4,940,287
Total deductions	6,023,663	14,093,670	20,117,333	7,087,118	5,151,298	12,238,416
(Decrease) increase in net assets	(5,506,981)	(18,361,775)	(23,868,756)	59,925,975	9,945,236	69,871,211
Net assets available for benefits:						
Beginning of year	128,295,854	18,361,775	146,657,629	68,369,879	8,416,539	76,786,418
End of year	$ 122,788,873	—	122,788,873	128,295,854	18,361,775	146,657,629

See accompanying notes to financial statements.

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Plan Description

The following description of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is an Employees' Savings and Stock Ownership Plan (ESSOP). The ESSOP has acquired 1,750,000 shares of Syncor International Corporation (the Company and Sponsor) common stock with funds borrowed from or guaranteed by the Company. The Plan covers all employees provided that they are not employed in a bargaining unit. Effective August 1, 2001, an employee who has attained age 18 and has completed three months of employment is eligible for participation in the Plan. Prior to August 1, 2001, an employee who completed one year of service, and was at least 21 years of age was eligible for participation in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1999, a Plan amendment was adopted to create a Syncor Cash Bonus Account to hold Syncor Cash Bonus Contributions. The account is specially designed for foreign employees. In addition, the Plan adopted an amendment to clarify the vesting policy for terminated employees who are subsequently reemployed by the Company.

(b) Contributions

Participants in the Plan may contribute from 1% to 14% of their compensation, as defined by the Plan document, on a tax-deferred basis. These contributions are allocated among the available investment funds at the participant's direction. Participants may change their deferral percentage each January 1, April 1, July 1, or October 1. Participants may direct an additional 1% or 2% tax-deferred contribution to be invested in the Syncor Stock Investment Participant Account, which invests in Syncor International Corporation common stock via trustee purchases on the open market or directly from the Company.

The Company has agreed to contribute to the Plan each year an amount sufficient to pay the principal and interest on loans incurred to buy Company common stock. As each quarterly loan payment is paid, Company stock is released for allocation to participants' stock investment company accounts in the form of employer contributions. Additionally, the employer may match an additional 50% of the participant's contributions in funds other than the Syncor Stock Investment Participant Account, up to the first 4% of the participant's compensation. For those employees who became participants on or after August 1, 2001, the Company will not match the participant's pretax contributions until he or she has been a participant for 12 calendar months. This matching contribution is also made upon the release of Company stock when the quarterly loan payment is made. The employer may also contribute one share of Company common stock to match each whole share of common stock purchased with participants' tax-deferred compensation. The Company's ESSOP Administrative Committee may approve a special allocation of Company stock to certain participants' accounts to allow the Plan to pass applicable Internal Revenue Service (Service) nondiscrimination tests. To the

(Continued)

extent that any released shares of Company stock remain unallocated, the remaining shares are allocated to participants' accounts based on each participant's compensation as a percentage of total compensation, as defined. Total annual additions to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's compensation.

The Company periodically borrows funds from outside institutions in order to repurchase Company stock and sell these shares to the Plan.

(c) Investment Options and Diversification

The Plan offers 25 investment options. Participants can direct their contributions, in 1% increments, in any of the investment options offered at the time.

Prior to January 1, 2002, a participant who has attained the age of 55 and has been a participant at least ten years may diversify a portion of his/her Stock Investment Company Account. Such participant may diversify during the next five years 25% of the total number of shares of Company Stock allocated to the account and in the sixth year may diversify 50% of the total number of shares. There is no provision for diversification of the Stock Investment Participant Account.

Subsequent to January 1, 2002, a participant under the age of 55 who has been a participant at least ten years may diversify a portion of his/her Stock Investment Company Account and Stock Investment Participant Account. Such participant may diversify 10% of the number of shares of Company Stock allocated to the Stock Investment Company Account and Stock Investment Participant Account.

A participant 55 or older may diversify 25%, and in the fifth plan year after attaining age 55 may diversity 50% of the number of shares of common stock allocated to the Stock Investment Company Account and Stock Investment Participant Account.

(d) Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loans to participants are accounted for in the Loan Fund. Loan terms may not exceed 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.

(e) Vesting

Participants are 100% vested in their tax-deferred contributions. Vesting of employer contributions is based on years of credited service. There is a graded vesting schedule whereby a participant is 100% vested after five years of credited service. Participants are automatically 100% vested if the age of 65 is reached or in the case of total impairment, disability, and/or death.

(Continued)

(f) ***Participant Account Balances***

Individual accounts are maintained for each participant's tax-deferred contribution and employer contribution balances. On a quarterly basis, earnings of the various funds are allocated to the participant account balances according to the ratio that a participant's account balance in a given fund bears to the total of all participant account balances in the fund.

(g) ***Benefit Payments***

Upon termination, disability, retirement, death, or certain hardship cases, participants or their beneficiaries are entitled to receive their vested balances in the form of a single lump-sum distribution of cash and Company stock. The Company allows participants to make withdrawals for certain "hardship" cases, which are not loans but permanent fund withdrawals not to exceed the participants' vested account balance. Such withdrawals are reviewed and approved by the Administrative Committee for compliance with documented restrictions.

(h) ***Administrative Expenses***

The Company pays for all administrative expenses. Loan administrative expenses are paid by individual loan applicants through their accounts.

(i) ***Asset Transfer***

The Plan changed its recordkeeper and trustee from Merrill Lynch Trust Company to T. Rowe Price Retirement Services, Inc. during 2000. All Plan assets were transferred on May 2, 2000.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) ***Investments***

The Plan's investments are stated at fair value based on the fair market value of the underlying fund investments as reported by the individual fund. The fair value of common stock is stated at the quoted market price. Securities transactions are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

(c) ***Financial Instruments***

The carrying values of financial instruments such as receivables, payables, and notes payable approximate their fair values.

(Continued)

(d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) ***Forfeitures***

Total forfeitures in 2001 and 2000 were $181,945 and $488,569, respectively. Amounts reallocated from the forfeiture accounts during the Plan year ended on December 31, 2001 and 2000 were $1,023 and $197,233, respectively, to participants' accounts based on the percentage of each participant's compensation to total compensation, as defined. During 2001, the forfeiture account reflected an unrealized loss of $137,746. The remaining forfeiture balances at December 31, 2001 and 2000 were $595,410 and $552,234, respectively.

(3) Tax Status

On March 1, 2000, the Internal Revenue Service issued a determination letter stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (Code) and that the Trust was exempt from income taxes under Section 501(a) of the Code. There have not been any amendments to the Plan subsequent to the date of the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) Syncor Stock Fund

Note Payable and Allocation of Stock to Participants

The note payable was paid off as of December 31, 2001. It was collateralized by Syncor common stock held by the Plan and was payable in quarterly principal and interest payments through December 31, 2001. The note bore interest at the lower of the prime rate or LIBOR plus 0.75%.

Upon principal payments, shares of the common stock were released for allocation to the accounts of individual Plan participants in an amount proportionate to the loan principal repaid. As the loan was paid off as of December 31, 2001, all shares have been allocated.

(5) Plan Termination

While the Company has not expressed any intent to terminate the Plan, the board of directors of the Company has the right to terminate the Plan at any time. Upon Plan termination or complete discontinuance of contributions, all participant accounts become 100% vested.

(Continued)

(6) Investments

The following presents the value of investments, with investments that represent 5% or more of the Plan's net assets separately identified:

	December 31	
	2001	2000
Growth Stock Fund	$ 7,238,865	7,828,950
Syncor Stock Fund	86,912,019*	113,847,437*
Short-Term Bond Fund	6,883,028	—
All other investments less than 5%	21,754,961	26,663,772
Total	$ 122,788,873	148,340,159

* Participant and nonparticipant-directed.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($25,655,267) and $60,493,801 as follows:

	December 31	
	2001	2000
Mutual Funds	$ (1,850,278)	(8,811,636)
Syncor Stock Fund	(23,804,989)	69,305,437
	$ (25,655,267)	60,493,801

(7) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Syncor Stock Fund which included both participant and nonparticipant-directed investments. The net assets of the Syncor Stock Fund at December 31, 2001 and 2000 were $86,912,019 and $113,847,437, respectively. The changes in net assets for the year ended December 31, 2001 were as follows:

Changes in net assets:	
Contributions	$ 1,275,313
Net depreciation in fair value	(23,804,989)
Benefits paid to participants	(4,405,742)
	$ (26,935,418)

(Continued)

(8) *Subsequent Event*

Effective December 31, 2001, the Lafayette Pharmaceuticals Incorporated 401(k) Profit Sharing Plan (the Lafayette Plan) merged into the Plan. The participant accounts of the Lafayette Plan and the Plan assets were transferred into the Plan as of February 2002 in the amount of approximately $3,300,000. Participants of the Lafayette Plan became participants in the Plan effective January 1, 2002.

Schedule

SYNCOR INTERNATIONAL CORPORATION
EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment	Cost	Current value
	Mutual Funds:		
T. Rowe Price*	Ginnie Mae Fund (58,546.657 shares)	$	555,022
T. Rowe Price*	High Yield Fund (29,250.376 shares)		195,100
T. Rowe Price*	International Bond Fund (13,839.314 shares)		108,777
T. Rowe Price*	New Income Fund (114,103.376 shares)		990,417
T. Rowe Price*	Short-Term Bond Fund (1,442.982.723 shares)		6,883,028
T. Rowe Price*	Emerging Markets Stock Fund (14,206.194 shares)		153,001
T. Rowe Price*	Equity Income Fund (123,947.729 shares)		2,931,364
T. Rowe Price*	Equity Index 500 Fund (186,888.973 shares)		5,763,656
T. Rowe Price*	Financial Services Fund (21,581.805 shares)		406,601
T. Rowe Price*	Growth Stock Fund (299,374.069 shares)		7,238,865
T. Rowe Price*	International Stock Fund (60,484.284 shares)		664,722
T. Rowe Price*	Mid Cap Growth Fund (32,296.351 shares)		1,272,476
T. Rowe Price*	New Horizons Fund (23,790.187 shares)		538,372
T. Rowe Price*	Prime Reserve Fund (606,785.490 shares)		606,785
T. Rowe Price*	Science & Technology Fund (43,380.768 shares)		907,526
T. Rowe Price*	Small-Cap Stock Fund (11,674.365 shares)		295,828
T. Rowe Price*	Value Fund (38,644.835 shares)		729,614
Strong Capital Management	Corporate Bond (70,830.157 shares)		743,717
Warburg Pincus	Fixed Income (19,899.756 shares)		199,794
Franklin	Small-Mid Cap Growth (16,367.906 shares)		510,188
Janus	Janus Enterprise Fund (21,091.399 shares)		674,925
Janus	Janus Fund (32,726.607 shares)		805,075
Janus	Janus Overseas (27,641.844 shares)		561,129
Morgan Stanley	MAS Equity Institutional (8,431.412 shares)		88,867
	Common stock:		
Syncor International Corporation*	Syncor Stock (3,034,637.526 shares) $28.64 per share**	109,427,765	86,912,019
	Participant loans:		
Participant Loans*	Various maturities; balance collateralized by participant account, interest rates range from 7.0% to 11.5%		2,051,997
	Total		$ 122,788,865

* Party in interest.
** This fund is participant directed and nonparticipant directed.

See accompanying independent auditors' report.

Independent Auditors' Consent

The Board of Directors and Stockholders
Syncor International Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-39999, 333-18377 and 33-57762) on Form S-8 of Syncor International Corporation of our report dated July 11, 2002, with respect to the statements of net assets available for benefits as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000 and supplementary schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Syncor International Corporation Employees' Savings and Stock Ownership Plan.

KPMG LLP

Los Angeles, California
July 15, 2002